11017460

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC

SEC FILE NUMBER
8- 52351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consultiva Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Scotiabank 1201, 273 Ponce de León Ave.
(No. and Street)

San Juan, Puerto Rico, 00917
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Grant Thornton
(Name – *if individual, state last, first, middle name*)

33 Bolivia St. 4th floor, San Juan, Puerto Rico 00917
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Myrna M. Rivera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consultiva Securities, Inc., as of February 14, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 2838

Myrna M. Rivera
Signature

Chairman
Title

Wanda G. Miranda Cruz
Notary Public

WANDA GISELLE MIRANDA CRUZ ABOGADA-NOTARIO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Consultiva Securities, Inc.

(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

December 31, 2010 and 2009

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Table of Contents

Kevane
Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors of
Consultiva Securities, Inc.:

We have audited the accompanying balance sheets of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) ("the Company"), as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Consultiva Securities, Inc.**, as of December 31, 2010 and 2009, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 15, 2011


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COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
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Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Balance Sheets
December 31, 2010 and 2009

Assets

	2010	2009
Current assets:		
Cash	$ 148,122	$ 78,408
Commissions receivable	265,975	85,342
Due from parent company	107,844	28,488
Prepayments	6,176	10,034
Total current assets	528,117	202,272
Deposit with clearing house	75,501	59,192
Total assets	$ 603,618	$ 261,464

Liabilities and Stockholder's Equity

	2010	2009
Liabilities:		
Accounts payable and accrued expenses	$ 301,947	$ 52,311
Income tax payable	20,147	2,442
Total liabilities--all current	322,094	54,753
Stockholder's equity:		
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding	7,000	7,000
Additional paid-in capital	95,000	80,000
Accumulated earnings	179,524	119,711
Total stockholder's equity	281,524	206,711
Total liabilities and stockholder's equity	$ 603,618	$ 261,464

The accompanying notes are an integral part of these balance sheets.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Commissions and fees	$ 1,511,183	$ 674,093
Operating expenses:		
Management fee	738,957	307,933
Professional services	219,236	29,767
Administrative expenses	175,383	73,714
Clearing fees	99,616	97,233
Rent	86,397	85,411
Insurance	18,038	17,402
Others	93,295	33,549
Total operating expenses	1,430,922	645,009
Income before provision for income taxes	80,261	29,084
Provision for income taxes	(20,448)	(6,021)
Net income	$ 59,813	$ 23,063

The accompanying notes are an integral part of these statements.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2010 and 2009

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2008	$ 7,000	$ 80,000	$ 96,648	$ 183,648
Net income	-	-	23,063	23,063
Balance, December 31, 2009	7,000	80,000	119,711	206,711
Capital contribution	-	15,000	-	15,000
Net income	-	-	59,813	59,813
Balance, December 31, 2010	$ 7,000	$ 95,000	$ 179,524	$ 281,524

The accompanying notes are an integral part of these statements.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Cash Flows
Years Ended December 31, 2010 and 2009

		2010		2009
Cash flows from operating activities:				
Cash received from customers and others	$	1,330,550	$	744,282
Cash paid to suppliers		(1,177,428)		(628,665)
Income taxes paid		(2,743)		(3,579)
Net cash provided by operating activities		150,379		112,038
Cash flows used in investing activities-				
Cash deposited with clearing house		(16,309)		(1,261)
Cash flows from financing activities:				
Capital contributions		15,000		-
Advances from parent company		1,746,127		981,306
Payments to parent company		(1,825,483)		(1,062,801)
Net cash used in financing activities		(64,356)		(81,495)
Net increase in cash		69,714		29,282
Cash, beginning of year		78,408		49,126
Cash, end of year	$	148,122	$	78,408
Reconciliation of net income to net cash provided operating activities:				
Net income	$	59,813	$	23,063
Adjustments to reconcile net income to net cash provided by operating activities-				
Changes in assets and liabilities-				
(Increase) decrease in commissions receivable		(180,633)		70,189
Decrease in prepayments		3,858		393
Increase in accounts payable		249,636		15,951
Increase in income tax payable		17,705		2,442
Total adjustments		90,566		88,975
Net cash provided by operating activities	$	150,379	$	112,038

The accompanying notes are an integral part of these statements.

(1) Nature of operations and significant accounting policies:

(a) Organization-

Consultiva Securities, Inc. (the Company) is a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico on January 25, 1999. The Company began its operations in June 2001. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp., a correspondent U.S. based firm, who maintains all accounts for the customers.

(b) Summary of significant Accounting policies –

The significant accounting policies followed by the Company are summarized as follows:

(i) Basis of presentation –

The Company's fiscal year ends on December 31th of each year. All references to years in these notes to financial statements represents the fiscal years then ended unless otherwise noted. The Company has evaluated subsequent events through February 15, 2011, the date the financial statements were available to be issued.

(ii) Revenue recognition –

Commission revenues are recorded on a settlement date basis.

(iii) Accounts receivable –

Accounts receivable from customers include amounts due in cash.

(iv) Allowance for doubtful accounts –

The Company estimates losses for uncollectible accounts based on the aging of the commissions' receivable and the evaluation of the likelihood of success in collecting the receivable.

(v) Income taxes -

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

(vi) **Accounting for uncertainty in income taxes –**
The Company determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not threshold is met, the Company measures the tax position to determine the amount to recognize in the financial statements.

(vii) **Use of estimates –**
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(viii) **Concentration of credit and business risks –**
As of December 31, 2010 and 2009, one client accounted for 11% and 18% of revenues and 41% and 47% of accounts receivables, respectively.

(ix) **Reclassification of financial statement items –**
Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2010 and 2009, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2010	5.63 to 1	$ 5,000	$ 57,195	$ 35,722
2009	.43 to 1	$ 5,000	$ 127,835	$ 122,835

(3) **Deposit with clearing house:**

This deposit is a requirement of First Clearing Corporation, the U.S. based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by First Clearing Corporation in a money market account.

(4) **Receivable from and payable to clearing organization:**

Amounts receivable from and payable to the clearing organization as of December 31, 2010 and 2009, consisted of the following:

	2010	2009
Commissions and interest receivable	$ 84,183	$ 29,296
Clearing and other fees payable	$ 17,226	$ 12,756

(5) **Related party transactions:**

During the years ended December 31, 2010 and 2009, the Company engaged in transactions with its parent company mostly related to advances received, commission income, management fees, rent and administrative fees. Amounts due at year-end are non-interest bearing and have no specific repayments terms.

	2010	2009
Due from parent company	$ 107,844	$ 28,488
Commision income	$ 2,761	$ 1,934
Management fee expense	$ 738,957	$ 307,933
Rent expense	$ 86,397	$ 85,411
Insurance expense	$ 18,038	$ 17,402
Administrative and other expenses	$ 141,788	$ 26,243

(6) **Income taxes:**

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 39%), after taking into consideration any permanent (non deductible) or temporary differences.

As of December 31, 2010 the Company believes that there are no uncertain tax positions.

The Company is potentially subject to income tax audits only in the Commonwealth of Puerto Rico for taxable years 2006 to 2010, until the applicable statute of limitations expire. Tax audits, by their nature, are often complex and can require several years to complete.

(7) **Supplementary information:**

The accompanying Schedules I and II, have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2010 and 2009, the Company has had no activities that would need to be disclosed on such schedules.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commision
December 31, 2010 and 2009

	2010	2009
Net Capital:		
Capital per audited financial statements	$ 281,524	$ 206,711
Less-Non-allowable asset:		
Prepayments	(6,176)	(10,034)
Commissions receivable	(110,309)	(40,354)
Due from parent company	(107,844)	(28,488)
Net capital	$ 57,195	$ 127,835
Aggregate indebtedness:		
Items included in the accompanying balance sheet	$ 322,094	$ 54,753
Computation of basic net capital requierement:		
Minimum required net capital (aggregate indebtedness / 15)	$ 21,473	$ 3,650
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (highest of above amounts)	$ 21,473	$ 5,000
Excess net capital (net capital - higher of required net capital or $5,000)	$ 35,722	$ 122,835
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 24,986	$ 122,360
Ratio: Aggregate indebtedness to net capital	5.63	0.43
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2010 and 2009):		
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 107,133	$ 152,365
Audit adjustments - net	(54,938)	(29,530)
Reported non-allowable assets	5,000	5,000
Net capital per above	$ 57,195	$ 127,835

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4) of the Securities and Exchange Commission
December 31, 2010 and 2009

	2010	2009
Reconciliation with Company's Computation (included in part 11A Form X-17a-5 as of December 31, 2010 and 2009):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 267,156	$ 25,223
Audit adjustments	54,938	29,530
Aggregate indebtedness, as reported in Schedule I	$ 322,094	$ 54,753

Kevane
Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors of
Consultiva Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of Consultiva Securities, Inc. (a wholly-owned subsidiary of Consultiva Internacional, Inc.) ("the Company") as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 15, 2011.


E371
COLEGIO DE CONTADORES
PUBLICOS AUTORIZADOS
DE PUERTO RICO
CPA
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$5.00

Kevane
Grant Thornton

www.kevane.com
www.gti.org